SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 19, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on June 19, 2007.

Amsterdam • 19 June 2007

ING to acquire Oyak Bank in Turkey for USD 2.673 billion (EUR 2.0 billion)

ING announced today that it has reached an agreement with OYAK to acquire Oyak Bank for an amount of USD 2.673 billion (EUR 2.0 billion against the exchange rate of 15 June, 2007).

Under the terms of the agreement ING will acquire 100 per cent of the shares in Oyak Bank for a cash consideration of USD 2.673 billion which will be financed entirely from existing internal resources. The transaction is expected to result in a decrease in the Tier 1 ratio of ING Bank NV of approximately 50 basis points. The proposed purchase will have no impact on the ongoing share buy-back programme.

Michel Tilmant, Chairman of the executive board of ING Group said, “Oyak Bank is a high quality bank with a strong position in the rapidly growing Turkish market. The acquisition is in-line with our strategy of supporting the strong organic growth of the group with suitable add-on acquisitions and will provide ING with a solid banking platform with significant further growth potential. It also provides the opportunity to distribute wealth management products in the future as the market further grows.”

Founded in 1984, Oyak Bank is a professional and well managed, top ten bank in the Turkish market with 5581 employees and a market share of approximately 3%. It offers a full range of banking services with a focus on retail banking. The bank has 1.2 million active retail customers and 10,000 SME customers. In total it has 360 branches throughout Turkey, with a good representation in all major cities.

In 2006 it made pre tax profits of YTL 165 million and at the year end it had total assets of YTL 11.8 billion and its book value was YTL 988 million. Based on the consideration, the transaction will result in a Price/Book multiple of 3.26 of shareholder’s equity as at 31 March 2007, a Price/Earnings multiple of 26.6 times the 2006 normalised earnings and is expected to be accretive to ING’s EPS as of 2008.

Eli Leenaars, Executive Board member responsible for ING’s global retail banking activities said: “Given our experience in Poland and Romania this is an exciting opportunity to enter another major fast growing market. Oyak Bank is a strong bank with an excellent management team. By further leveraging ING’s retail banking expertise, especially in internet banking, marketing and risk management in combination with Oyak Bank’s strong distribution and knowledge of the market, we are in a good position to rapidly expand our position in Turkey.”

ING expects to increase Oyak Bank’s market share over the next five years as it assists Oyak Bank in executing its growth strategy by improving its internet banking and marketing capabilities and risk management function. Oyak Bank will be integrated in the retail banking business line of ING Group and will be re-branded under the ING brand within the first year after the closing of the transaction.

ING expects to close the transaction in the second half of 2007. The acquisition is subject to approval of the relevant authorities.

Press enquiries: ING Group Nanne Bos, +31 20 541 6516, nanne.bos@ing.com

ING Group will organise a media conference call on the Oyak Bank acquisition today at 09.00 am CET and an analyst conference call at 10.00 am CET. Both conference calls will be hosted by Michel Tilmant and Eli Leenaars.

To join the call in the listen-only mode, please dial the telephone number below 10 minutes in advance of the conference call:

• •	From the Netherlands: +31 20 794 8500 From the United Kingdom: +44 20 7190 1537

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/ C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: June 19, 2007